UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Convocation of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2021

On February 24, 2022, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to convene the annual general meeting of shareholders (the “AGM”) for fiscal year 2021 as follows:

•	Date and Time: March 25, 2022, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2021

2)	Appointment of directors (one non-standing director, six non-executive directors)

2-1) Non-Standing Director Candidate: Jae Keun Lee

2-2) Non-Executive Director Candidate: Suk Ho Sonu

2-3) Non-Executive Director Candidate: Myung Hee Choi

2-4) Non-Executive Director Candidate: Kouwhan Jeong

2-5) Non-Executive Director Candidate: Seon-joo Kwon

2-6) Non-Executive Director Candidate: Gyutaeg Oh

2-7) Non-Executive Director Candidate: Jaehong Choi

3)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Kyung Ho Kim

4)	Appointment of members of the Audit Committee, who are non-executive directors

4-1) Audit Committee Member Candidate: Suk Ho Sonu

4-2) Audit Committee Member Candidate: Myung Hee Choi

4-3) Audit Committee Member Candidate: Kouwhan Jeong

5)	Approval of the aggregate remuneration limit for directors

6)	Appointment of a non-executive director (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)*

Non-Executive Director Candidate: Young Soo Kim

*	Shareholder’s proposal by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

•	Other material information for an investment decision:

•

Shareholders may exercise their voting rights without attending the meeting in person by submitting their votes through the E-voting system operated by the Korea Securities Depository or by submitting their voting cards by mail.

•

In certain circumstances, including those related to COVID-19, the date, time, location and any other relevant information with regard to the AGM may be changed, in which case KB Financial Group will make prompt disclosure of such matter.

Nominee for Non-Standing Director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)

Jae Keun Lee	May 1966	2 years	Yes

•  President & CEO, Kookmin Bank (Current)

•  Senior Executive Vice President, Head of Sales Group, Kookmin Bank

•  Managing Director/Senior Managing Director, Head of Strategy & Finance Planning Group, Kookmin Bank

•  Managing Director & CFO, KB Financial Group

Nominees for Non-Executive Directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Suk Ho Sonu	September 1951	1 year	No	• Member of Advisory Committee, Korea Institute of Finance (Current) • Visiting Professor, School of Business Administration, Hongik University • Visiting Professor, Business School, Seoul National University • Dean, Graduate School of Business Administration, Hongik University • President, Korea Money and Finance Association • President, Korea Finance Association	—

Myung Hee Choi	February 1952	1 year	No	• Vice President, Korea Internal Control Assessment Institute (Current) • Auditor, Korea Exchange Bank • Director, Financial Supervisory Service • Senior Operations Officer, Citibank Korea Inc.	—

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Kouwhan Jeong	September 1953	1 year	No

•  Co-president Attorney at Law, Nambujeil Law and Notary Office Inc. (Current)

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency

•  Chairperson, Consumer Dispute Settlement Commission, Korea Consumer Agency

•  Branch Chief Prosecutor, Bucheon Branch Office, Incheon District Prosecutor’s Office

Nambujeil Law and Notary Office Inc.

Seon-joo Kwon	November 1956	1 year	No	• Chairman & CEO, Industrial Bank of Korea • Head of Risk Management Division, Industrial Bank of Korea	—

Gyutaeg Oh	February 1959	1 year	No	• Professor, School of Business Administration, Chung-Ang University (Current) • Non-Executive Director, Moa Savings Bank Co., Ltd. • Non-Executive Director, Kiwoom Securities Co., Ltd. • Non-Executive Director, KT Corporation • Assistant Professor, the University of Iowa	—

Jaehong Choi	August 1962	2 years	Yes	• Professor, Department of Multimedia & IT Engineering, Gangneung-Wonju National University (Current) • Honorary Ambassador, Seoul Digital Foundation (Current) • Non-Executive Director, Kakao Corp.	—

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Kyung Ho Kim	December 1954	1 year	No	• Professor, School of Business Administration, Hongik University • Vice President, Hongik University • Non-Executive Director, Citibank Korea Inc. • Non-Executive Director, Shinhan Investment Corp. • President, The Korean Association for Government Accounting • Vice Chairman, Korea Accounting Standards Board	—

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)

Suk Ho Sonu	September 1951	1 year	No

•  Member of Advisory Committee, Korea Institute of Finance (Current)

•  Visiting Professor, School of Business Administration, Hongik University

•  Visiting Professor, Business School, Seoul National University

•  Dean, Graduate School of Business Administration, Hongik University

•  President, Korea Money and Finance Association

•  President, Korea Finance Association

Myung Hee Choi	February 1952	1 year	No	• Vice President, Korea Internal Control Assessment Institute (Current) • Auditor, Korea Exchange Bank • Director, Financial Supervisory Service • Senior Operations Officer, Citibank Korea Inc.

Kouwhan Jeong	September 1953	1 year	No

•  Co-president Attorney at Law, Nambujeil Law and Notary Office Inc. (Current)

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency

•  Chairperson, Consumer Dispute Settlement Commission, Korea Consumer Agency

•  Branch Chief Prosecutor, Bucheon Branch Office, Incheon District Prosecutor’s Office

Nominee for Non-Executive Director (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)*

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)

Young Soo Kim	January 1960	2 years	Yes	• Financial Advisor, Pantra Corporation (Current) • Executive Vice President, Korea Overseas Infrastructure & Urban Development Corporation • Executive Director, The Export-Import Bank of Korea

*	Shareholder’s proposal by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 24, 2022	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Managing Director and Chief Finance Officer